ZURICH®

Disclosure of shareholdings in accordance with Swiss Stock Exchange Law – own shareholding of Zurich Financial Services

Zurich, July 17, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich (Zurich), announces, in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law, that it has exceeded the threshold of 3 percent of voting rights on its own shares with purchase positions on July 11, 2008.

1. The purchase positions on its own registered shares includes 4,264,848 registered shares, which equals 3.001% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

2. Zurich's sale positions include 2,036,348 call options issued for employees. The exchange ratio for all options is 1:1. The options issued therefore equal 1.433% of the share capital and voting rights of Zurich according to the entry in the commercial register.

Option conditions:

Issue date	Number of options	Strike price CHF	Duration
12/17/2001	28,731	322.30	04/30/2012
05/01/2002	175,445	331.10	04/30/2009
05/01/2002	2,154	387.50	12/31/2008
04/03/2003	175,080	120.50	04/02/2010
04/03/2004	275,129	213.25	04/02/2011
04/03/2005	655,771	206.40	04/02/2012
04/03/2006	442,647	308.00	04/02/2013
04/03/2007	281,391	355.75	04/02/2014
Total:	**2,036,348**		

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3. Identity of the individual group members: Zurich Financial Services, directly and indirectly through Zurich Group Holding, Mythenquai 2, 8002 Zurich, which in turn is held by Allied Zurich Limited, Station Road, Swindon, Wiltshire SN1 1EL, England, UK, and Zurich Financial Services. Allied Zurich Limited is held by Zurich Financial Services, which is the holding company of Zurich Financial Services Group. Furthermore, Zurich Financial Services is also holding shares indirectly through Zurich Life Insurance Company Ltd., Austrasse 46, 8045 Zurich, and Assuricum Company Limited. Zurich Life Insurance Company Ltd. is a subsidiary of Assuricum Company Limited, which in turn is a subsidiary of Zurich Insurance Company, both at Mythenquai 2, 8002 Zurich. The latter is a fully owned subsidiary of Zurich Group Holding.

4. Nature of agreement: Group of companies.

5. Proxy for Group members: Zurich Financial Services, Ulrich Marti, Group Legal Department, Mythenquai 2, 8002 Zurich, Switzerland, phone: +41 (0)44 625 28 52, fax +41 (0)44 625 08 52.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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